Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Makani Science Inc.
5270 California Ave Ste 300
Irvine, CA 92617
http://www.makaniscience.com/

Up to $1,234,999.61 in Common Stock at $0.67
Minimum Target Amount: $9,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Makani Science Inc.
Address: 5270 California Ave Ste 300, Irvine, CA 92617
State of Incorporation: DE
Date Incorporated: March 26, 2018

Terms:

Equity

Offering Minimum: $9,999.75 | 14,925 shares of Common Stock
Offering Maximum: $1,234,999.61 | 1,843,283 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.67
Minimum Investment Amount (per investor): $249.91

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing; provided, however, that the CEO's ability to exercise the foregoing powers shall be conditioned upon the unanimous approval of the Board of Directors of the Company. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family - First 7 days | 10% bonus shares

Super Early Bird - First 30 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 2% bonus shares

Tier 2 Perk — Invest $1000+ and receive 5% bonus shares

Tier 3 Perk — Invest $5,000+ and receive 10% bonus shares

Tier 4 Perk — Invest $10,000+ and receive 15% bonus shares

Tier 5 Perk — Invest $20,000+ and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Makani Science will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any Common Stock shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.67 / share, you will receive 110 shares, meaning you'll own 110 shares for $67. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Makani Science Inc ("Makani Science" or the "Company") is a corporation organized under the laws of the state of Delaware on March 26, 2018 that has developed a wearable monitor that can wirelessly track your breathing. The sensors will be used to improve patient safety and quality of life as well as making respiratory monitoring

more accessible to doctors and researchers.

Makani Science has two goals:

(1) improve patient safety by improving detection of respiratory problems (i.e., respiratory depression during surgery, etc.), and

(2) make diagnosis and monitoring of disease more accessible and easier for clinicians (i.e., asthma monitoring, sleep apnea monitoring, etc.).

Makani Science is in the process of finalizing a licensing agreement with UC Irvine for the exclusive license to use their family of seven patents around the core sensor technology for monitoring breathing. Makani Science would be able to sublicense the technology, and payments and royalties would be made based on set milestones. UC Irvine would receive a small equity stake in Makani Science.

Makani Science was originally part of Koa Accel. Koa Accel put in an initial investment into Makani Science. Makani Science was under Koa for a while, but has always been independently incorporated as Makani Science. Koa Accel is Makani Science's largest investor (at 19%) and a chairman for Koa Accel is also one of their board members.

Competitors and Industry

Our beachhead market targets office-based procedures where patient's breathing is at risk, using sedatives and opioids (complex dentistry such as wisdom teeth, implants, root canal, etc). These are markets where an anesthesiologist may not present to make sure the sedated patients is safe. Our beachhead market size/opportunity will be $1B in 2026. If we capture 3.6% of the market, we will have an annual revenue of $32M/year.

https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3527870/

Our next market will be in the diagnostic space where we will look to identify specific respiratory events to help improve diagnostic and monitoring. These could be areas including sleep apnea ($7.7B), COPD monitoring ($4.9B), asthma, etc.

https://www.globenewswire.com/news-release/2021/06/21/2250235/28124/en/4-9-Billion-COPD-and-Asthma-Diagnostic-and-Monitoring-Devices-Global-Market-to-2027-Opportunity-Analysis-and-Industry-Forecasts.html

https://www.marketsandmarkets.com/Market-Reports/sleep-apnea-devices-market-719.html

Wearable is a growing field (medically and commercially) with major health and tech company playing in this field. The overall wearable market is reported to grow at a CAGR of 18.5%.

https://www.globenewswire.com/news-release/2022/04/13/2421597/0/en/Insights-on-Global-Wearable-Technology-Market-Size-Share-to-Surpass-USD-380-5-Billion-by-2028-Exhibit-a-CAGR-of-18-5-Industry-Analysis-Trends-Value-Growth-

Opportunities-Segmentatio.html

https://www.businesswire.com/news/home/20220104005806/en/Global-Wearable-Technology-Market-Trends-Analysis-Report-2021-2028-Adoption-of-Fitness-Trackers-and-Health-based-Wearables-is-Anticipated-to-Propel-Growth---ResearchAndMarkets.com

There is a hole in current wearable capability that the Makani Science sensor can fill. There are only a handful of wearable respiratory monitor, and needs in many different fields.

The wearable field is growing, and there will be new sensors and systems utilized in the future. Makani Science's goal is to be one of the systems used.

Current Stage and Roadmap

Makani Science is pre-revenue and its respiratory monitors are currently in the R&D and prototyping stage.

Makani Science's goal is:

1). Improve patient safety by better monitoring their breathing.

2). Make respiratory event monitoring more accessible (apple watch for breathing.

Our technology has to potential to collect large amounts of respiratory data easily. These are data previously inaccessible to doctors and researchers.

The Team

Officers and Directors

Name: Michael Chu

Michael Chu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-founder
  Dates of Service: October, 2021 - Present
  Responsibilities: Fundraising, strategy, planning, technical support/engineering. Michael holds 10% and receives an annual salary of $60k.

Other business experience in the past three years:

- **Employer:** Makani Science
  Title: Engineer
  Dates of Service: September, 2014 - October, 2021
  Responsibilities: Product design, product testing, sensor manufacturing.

Other business experience in the past three years:

- **Employer:** University of CA, Irvine
  Title: Grad student researcher
  Dates of Service: September, 2014 - December, 2019
  Responsibilities: Develop & conduct research projects

Name: Stephen Young

Stephen Young's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: April, 2021 - Present
  Responsibilities: Responsible for all financial, systems and strategic planning activities. Stephen works 20hrs/week for Makani Science. His equity compensation has not yet been determined and currently receives a salary of $37.5k.

Other business experience in the past three years:

- **Employer:** Kahala Biosciences Inc
  Title: CFO-consulting
  Dates of Service: March, 2020 - Present
  Responsibilities: Responsible for all financial, systems and strategic planning activities. Stephen currently spends around 20hrs/week working for Kahala Biosciences Inc.

Other business experience in the past three years:

- **Employer:** Origin House
  Title: VP Finance-CA
  Dates of Service: September, 2018 - May, 2019
  Responsibilities: Responsible for all financial, systems and strategic planning activities

Name: Ray Chan

Ray Chan's current primary role is with K5 Venture. Ray Chan currently services 2-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board of directors
  Dates of Service: August, 2020 - Present
  Responsibilities: Board of Directors. Ray holds 1% equity in Makani Science.

Other business experience in the past three years:

- **Employer:** K5 Venture
  Title: Managing Director
  Dates of Service: June, 2012 - Present
  Responsibilities: Placeholder responsibilities

Name: Greg Buchert

Greg Buchert's current primary role is with GSB Heath Mgnt. Solutions. Greg Buchert currently services 2-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November, 2020 - Present
  Responsibilities: Board of Directors. Greg holds 1% equity of Makani Science.

Other business experience in the past three years:

- **Employer:** GSB Heath Mgnt. Solutions
  Title: CEO
  Dates of Service: February, 2020 - Present
  Responsibilities: Placeholder responsibilities

Other business experience in the past three years:

- **Employer:** Blue Shield of CA Promise Health Plan
  Title: President & CEO
  Dates of Service: March, 2017 - January, 2020
  Responsibilities: Responsible for all health plan operations for 500k members

Name: Michelle Khine

Michelle Khine's current primary role is with University of CA, Irvine. Michelle Khine currently services 2-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Scientific Co-founder
  Dates of Service: August, 2020 - Present

Responsibilities: Board of Directors. Michelle holds 1% equity of Makani Science.

Other business experience in the past three years:

- **Employer:** University of CA, Irvine
  Title: Professor of Biomedical Engineering
  Dates of Service: July, 2009 - Present
  Responsibilities: Principle investigator on research projects

Other business experience in the past three years:

- **Employer:** Novoheart
  Title: Co-Founder
  Dates of Service: October, 2014 - Present
  Responsibilities: Co-Founder and Advisor to Novoheart

Other business experience in the past three years:

- **Employer:** Vena Vitals
  Title: Co-Founder
  Dates of Service: October, 2019 - Present
  Responsibilities: Co-Founder and Advisor to Vena Vitals

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
Right now we have only one product which is the respiratory sensor but this sensor has multiple applications and eventually develop into a multiple products or part of other products. This includes clinical applications in various markets, such as asthma, COPD, sleep APNEA. There is also the health and wellness markets including disease management and respiration monitoring.

We may never have an operational product or service
It is possible that there may never be an operational Makani Science Respiratory Monitor or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Makani Science Respiratory Monitor. Delays or cost overruns in the development of our Makani Science Respiratory Monitor and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our

company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Makani Science Inc was formed on March 26, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Makani Science Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Makani Science Respiratory Monitor is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the

selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Makani Science or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Makani Science could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Koa Accel, LLC	3,408,807	Series Seed-2 Preferred Stock	19.11%
Francis Duhay	2,600,000	Common Stock	16.51%
Michelle Khine	2,500,000	Common Stock	14.01%

The Company's Securities

The Company has authorized Common Stock, YCombinator SAFE, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,843,283 of Common Stock.

Common Stock

The amount of security authorized is 20,439,440 with a total of 10,214,463 outstanding.

Voting Rights

One vote per share. Please see description of Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 2,860,533 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,078,935 shares to be issued pursuant to stock options issued.

YCombinator SAFE

The security will convert into Preferred stock and the terms of the YCombinator SAFE are outlined below:

Amount outstanding: $480,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $12,000,000.00
Conversion Trigger: First Equity Financing following the date of Agreement in which

the outstanding Convertible Securities, are converted into shares of the Company's Preferred stock.

Material Rights

Section 1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into a number of shares of Safe Preferred Stock equal to the Company Capitalization multiplied by the YC Percentage.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such transaction documents (i) are reasonable (in the sole discretion of the Investor) and are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock; and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Liquidity Capitalization multiplied by the YC Percentage (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds 2 equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of

the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

Definitions

"Affiliate" means (i) any person or entity that controls, is controlled by or is under common control with Investor, including, without limitation, any affiliated corporation, limited liability company, or general partner; (ii) any entity that receives any services from Y Combinator Management, LLC or subsidiary thereof; (iii) any investment fund or similar vehicle in respect of which any of the foregoing plays a material management role; (iv) any other entity in any manner affiliated or associated with any of the foregoing which entity uses the "Y Combinator," "YC" or "YC Fund" or "Y Combinator Continuity" trademark or tradename; (v) any other entity generally considered a constituent part of the collection of entities commonly referred to as "Y Combinator;" and (vi) any predecessor or successor entities to any of the foregoing

"Capital Stock" means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock."

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board

of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Company Capitalization" is calculated as of immediately prior to the Equity Financing and (without doublecounting, in each case calculated on an as-converted to Common Stock basis): • Includes all shares of Capital Stock issued and outstanding; • Includes all Converting Securities; • Includes all (i) issued and outstanding Options and (ii) Promised Options; and • Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"Converting Securities" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"Direct Listing" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation. If the securities to be issued by the Company in any bona fide transaction or series of transactions with the principal purpose of raising capital are shares of Common Stock, the Investor shall have the right, but not the

obligation, to treat such transaction or series of related transactions as an Equity Financing for purposes of Section 1, with appropriate adjustments to all references to "Preferred Stock" to account for Common Stock being issued and sold instead.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without doublecounting, in each case calculated on an as-converted to Common Stock basis): • Includes all shares of Capital Stock issued and outstanding; • Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options; • Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and • Excludes the Unissued Option Pool. 4

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means the Purchase Amount divided by the number of shares of Common Stock represented by the Conversion Amount pursuant to Section 1(b)(ii).

"Options" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"Safe" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences

and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

“Safe Price” means the Purchase Amount divided by the number of shares of Safe Preferred Stock issued pursuant to Section 1(a).

“Standard Preferred Stock” means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

“Unissued Option Pool” means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

“YC Percentage” means seven percent (7%).

Series Seed-1 Preferred Stock

The amount of security authorized is 3,889,440 with a total of 3,531,358 outstanding.

Voting Rights

Number of votes equal to the number of whole shares of Common Stock into which the Series Seed Preferred Stock are convertible.

Material Rights

The total amount outstanding includes 339,440 shares to be issued pursuant to outstanding warrants

Dividends. No dividends on any shares shall be paid until the holders of Series Seed Preferred Stock receive dividends on each outstanding share of Series Seed Preferred Stock.

Distribution Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all liquidation amounts are paid to the holders of Series Seed Preferred Stock, the remaining assets of the Corporation shall be paid to the holders of Series Seed Preferred Stock and Common Stock, pro rata based on the number of shares held by each holder.

Series Seed-2 Preferred Stock

The amount of security authorized is 3,800,000 with a total of 3,753,634 outstanding.

Voting Rights

Number of votes equal to the number of whole shares of Common Stock into which the Series Seed Preferred Stock are convertible.

Material Rights

Dividends. No dividends on any shares shall be paid until the holders of Series Seed Preferred Stock receive dividends on each outstanding share of Series Seed Preferred Stock.

Distribution Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all liquidation amounts are paid to the holders of Series Seed Preferred Stock, the remaining assets of the Corporation shall be paid to the holders of Series Seed Preferred Stock and Common Stock, pro rata based on the number of shares held by each holder.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Seed 1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,024,093.82
  Number of Securities Sold: 3,531,358
  Use of proceeds: Product development, clinical studies and FDA 510k filing
  Date: November 24, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $480,000.00
  Use of proceeds: Product development, clinical studies and FDA 510k filing
  Date: July 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With a successful raise the cash will allow us to operate until commercial launch which is planned in Q3 of 2023.

Foreseeable major expenses based on projections:

Major expenses include research and development to prepare product for commercialization and expenses related to the building of sales infrastructure.

Future operational challenges:

Primarily the ability to achieve target product cost through scaling and product development.

Future challenges related to capital resources:

A successful StartEngine raise and a pre-commercialization Series A capital raise are essential for long term operation success.

Future milestones and events:

We plan to submit our 510k (premarket notification) to the FDA in January 2023. We would expect clearance no later than June 2023 (it is the Company's understanding that typically it takes 3 months for clearance from FDA). This would allow us to launch our market introduction in Q3 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2022, the Company has capital resources available in the form of $160k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support product commercialization expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $40k for expenses related to R&D & salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 6-9 months. This is based on an anticipated monthly burn rate of $110k-150k for expenses related to R&D, product commercialization, salaries and sales infrastructure expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Series A offering prior to product commercialization.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Francis Duhay
  Relationship to Company: founder and former CEO
  Nature / amount of interest in the transaction: $25k in the form of SAFE to provide initial working capital
  Material Terms: $25k in the form of SAFE which has been converted into shares of Seed 2 preferred

- **Name of Entity:** KOA Accel
  Names of 20% owners: Francis Duhay
  Relationship to Company: Major owner
  Nature / amount of interest in the transaction: To fund initial working capital
  Material Terms: $250k loan in the form of SAFE which was converted into Seed 2 Preferred.

Valuation

Pre-Money Valuation: $11,724,634.85

Valuation Details:

Makani Science is a general pre series A start up that graduated from Y-Combinator has a valuation between $10 to $12 million.

Market Growth & Trends

Makani Science TAM is divided up into three areas:

• Anesthesia and Respiratory Devices

• Disease management and Respiratory Care Devices

• Health and Wellness

Makani Science' beachhead market will be in the medical space first, specifically targeting the anesthesia and monitoring space. This marketspace has grown with a CAGR of 7.2% from 2016 ($23.4B) to 2023 ($38.3B). Primary driver in this space includes increase in prevalence of respiratory disease, surgery, rise in pollution, growth in geriatric and increase tobacco use.

Additionally, the health and wellness space (commercial space) is growing with a projected CAGR of 15.4% growing from $36.3B in 2020 to $114.4B in 2028. The primary driver in this space is the growing awareness of individuals to stay healthy and fit and the want to track their daily vital signs.

https://www.alliedmarketresearch.com/anesthesia-and-respiratory-devices-market

https://www.fortunebusinessinsights.com/fitness-tracker-market-103358

Comparable Competitor Companies

Most comparable company to Makani Science is Respiratory Motion, which just got acquired in 2022. They also make a device that can measure respiratory volume, but their system is wired making it less accessible outside of a clinical environment. They raised a total of $33.5M dollars, with their final raise being a Series D raise.

https://www.crunchbase.com/organization/respiratory-motion/company_overview/overview_timeline

Respiratory Motion has a similar product that measures and trends minute ventilation in non-intubated patients; BioIntelliSense has a wearable device for continuous medical monitoring of multiple vital signs and biometrics. Both companies received pre money valuations prior to series A in 2013 of $3M and $19.76M respectively. We felt a $12M valuation is conservative considering this being almost a decade later.

Management's Prior Achievements & Success

Michelle Khine, PhD CTO and Cofounder

Professor of BME at UC Irvine. Cofounded five medtech companies – Shrink Nanotechnologies, Novoheart, TinyKicks, Vena Vitals, and Makani Science. Inventor of core technology that services as the basis of the Makani Science Respiratory Monitor™.

Michael Chu, CEO Engineer and Cofounder

Subject matter expert with the Makani Science technology with over 10 peer-reviewed publications and 3 patents. Expert in sensor fabrication and application. Ran multiple research projects leading to publications, as well as joint projects with industry partners.

Stephen Young, CFO

Twenty-five years of experience managing financial operations. Successfully led teams at Del Monte and Safeway. Experience in strategic planning, financial modeling, cost accounting, as well as developing business processes and financial/accounting infrastructure.

Stephane Gorbon, Lead Engineer

Twenty five years of experience in medical device engineering. He is a highly accomplished medical device designer, with 31 device patents to his name spanning several medical fields of application: monitoring, ophthalmology, cardiology, implants, and minimally invasive endoscopic surgeries. He transitioned into executive management almost 15 years ago: leading technical teams, interacting with agencies, and helping with Venture Capital fund raising.

Arlene Bumb, Lead Marketing

Over 30 years of experience in health care marketing and business development. Expert in new product development and commercialization, as well as strategic and downstream marketing. Contributed to the success of several medtech startups, including Pegasus Biologics, BIOMEDGPS, Halo Healthcare, TinyKicks, and PhageTech.

Tom Kroenke, Lead Regulatory Affairs

Highly experienced regulatory affairs consultant. He has worked with a variety of medical device companies and have submitted over 150 FDA application with the FDA.

Business Partnerships & Relationships

Makani Science is going to be working with university groups and hospitals to conduct additional clinical studies to demonstrate the use of the Makani Science devices in

other areas of interest. Currently, we have provided UCSF with a letter of support.

Disclaimers

This pre-money valuation has been calculated internally by the company without the use of any formal independent third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $480,000.00 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.61, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  Pre-commercialization spending: including sales promotion, public relations, market research

- *Research & Development*
  39.0%
  Product commercialization, cost improvement and more clinical studies

- *Company Employment*
  30.0%
  Building sales and operations capability and infrastructure

- *Operations*

9.5%
Working capital for setting up order management system

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.makaniscience.com/ (www.makaniscience.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/makaniscience

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Makani Science Inc.

[See attached]

Makani Science, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Makani Science, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 6, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	667,116	645,937
Total Current Assets	667,116	645,937
TOTAL ASSETS	667,116	645,937
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Short Term Debt - Related Party	4,788	-
Wages Payable	-	3,231
Total Current Liabilities	4,788	3,231
Long-term Liabilities		
Notes Payable - Related Parties	-	369,947
Future Equity Obligations	480,000	-
Total Long-Term Liabilities	480,000	369,947
TOTAL LIABILITIES	484,788	373,179
EQUITY		
Common Stock	63	63
Preferred Stock	73	24
Additional Paid in Capital	1,298,964	689,013
Accumulated Deficit	(1,116,773)	(416,342)
Total Equity	182,327	272,758
TOTAL LIABILITIES AND EQUITY	667,116	645,937

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	5,225	5,878
General and Administrative	388,809	176,655
Research and Development	298,624	124,285
Rent and Lease	8,100	761
Total Operating Expenses	700,759	307,578
Operating Income (loss)	(700,759)	(307,578)
Other Income		
Other	516	-
Total Other Income	516	-
Other Expense		
Interest Expense	188	-
Total Other Expense	188	-
Provision for Income Tax	-	-
Net Income (loss)	(700,431)	(307,578)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(700,431)	(307,578)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Wages Payable	(3,231)	3,231
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(3,231)	3,231
Net Cash provided by (used in) Operating Activities	(703,662)	(304,346)
FINANCING ACTIVITIES		
Future Equity Obligations	480,000	-
Notes Payable - Related Parties	(365,159)	236,183
Issuance of Common Stock	-	63
Issuance of Preferred Stock	49	24
Additional Paid-in-Capital	609,951	689,013
Net Cash provided by (used in) Financing Activities	724,841	925,283
Cash at the beginning of period	645,937	25,000
Net Cash increase (decrease) for period	21,179	620,937
Cash at end of period	667,116	645,937

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	-	-	-	-	-	(108,764)	(108,764)
Issuance of Common Stock	6,274,995	63	-	-	-	-	63
Issuance of Preferred Stock	-	-	2,376,192	24	-	-	24
Additional Paid in Capital	-	-	-	-	689,013	-	689,013
Net Income (Loss)	-	-	-	-	-	(307,578)	(307,578)
Ending Balance 12/31/2020	6,274,995	63	2,376,192	24	689,013	(416,342)	272,758
Issuance of Preferred Stock	-	-	4,908,800	49	-	-	49
Additional Paid in Capital	-	-	-	-	609,951	-	609,951
Net Income (Loss)	-	-	-	-	-	(700,431)	(700,431)
Ending Balance 12/31/2021	6,274,995	63	7,284,992	73	1,298,964	(1,116,773)	182,327

Makani Science, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Makani Science, Inc ("the Company") was formed in Delaware on March 26th, 2018. The Company has developed a novel wearable monitor that can wirelessly track patient's breathing. The sensors will be used to improve patient safety and quality of life as well as making respiratory monitoring more accessible to doctors and researchers. The Company has two goals, which include improving patient safety and becoming the premier respiration monitoring company. The Company is headquartered in Irvine, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2021:

Exercise Price	Number Outstanding	Expiration Date
$0.29	339,440	7/30/2024
	339,440	

A summary of the warrant activity for the years ended December 31, 20120 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2020	-	-
Grants	339,440	$0.29
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2020	339,440	$0.29
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	339,440	$0.29
Vested and expected to vest at December 31, 2021	339,440	$0.29
Exercisable at December 31, 2021	339,440	$0.29

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A shareholder advanced the Company a total of $100,000 in 2020 and $150,000 in 2021 in order to prepay monthly operating expenses. The $250,000 was converted into additional paid-in-capital during 2021. The shareholder also advanced additional funds to the Company which included an additional $244,947 as of December 31st, 2020. The amounts were to be reimbursed each month. The balance was $4,788 as of December 31st, 2021.

As of December 31st, 2020, the Company had an advance from a founder due in the amount of $25,000 in relation to Company expenses paid for by the founder. The entire loan payable balance was converted into additional paid-in-capital during 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $12M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$4,788
2023	-
2024	-
2025	-
2026	-
Thereafter	-

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 20,000,000 of common shares with a par value of $0.00001 per share. $6,274,995 shares were issued and outstanding as of 2021

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 7,350,000 of preferred shares with a par value of $0.00001 per share. 3,550,000 of those shares are designated as Series Seed-1 Preferred Stock while 3,800,000 are designated as Series Seed-2 Preferred Stock. 3,531,358 Series Seed-1 Preferred Stock was issued and outstanding as of December 31st, 2021 and 3,753,634 Series Seed-2 Preferred Stock was issued and outstanding as of December 31st, 2021.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of preferred shares are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2021, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 6, 2022, the date these financial statements were available to be issued.

The Company issued 2,180,879 stock options.

On January 4th, 2022, the Company entered into a one year lease agreement requiring monthly payments of $2,150.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have

responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Makani Science is not live or open to the public at this moment.

Better Breathing, Better Health

INVEST IN MAKANI SCIENCE TODAY!

After you stop breathing, it only takes 4 minutes for permanent brain damage to start. Surprisingly, this critical vital sign is poorly monitored, using bulky, wired systems based on technology conceived half a century ago. Makani Science's novel, compact, and wireless ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



MAKANI
SCIENCE
Respiration Monitoring Reinvented
The above is a product that is still currently under development and is not yet available on the market

$0.00 Raised

REASONS TO INVEST

- The Makani Science Respiration Monitor uses a completely novel sensor technology, unlike current monitors, and has the potential to become the new standard of care for this vital sign.
- Our unique sensor has the potential to make breathing monitoring more accessible in many different wearable applications, tapping into lucrative multi-billion dollar markets increasing at a CAGR of 18.5% fueled by the rise of telehealth.*
- Clinicians, potential strategic partners, and researchers have already expressed interest in our product and are excited by our technology and how it can improve the state of the industry.

Information from Globe Newswire (Source)

OVERVIEW

Better Breathing, Better Health



Wearable Patch Sensor
accurately monitors patient's respiratory vitals in real time through our mobile platform

**The above is a product still currently under development and is not yet available on the market.*

The Makani Science Respiratory Monitor was developed to improve respiratory monitoring by making it:

- More accurate (Directly Measure Breathing)
- Convenient (Wireless and Compact)
- Accessible (Easily Adaptable with Other Systems)
- Comfortable (Soft and Flexible Sensor)
- Easy to Use (Simple Interface)



More Accurate
Directly Measure Breathing
Convenient
Wireless and Compact
Accessible
Easily Adaptable with Other Systems
Comfortable
Soft and Flexible Sensor
Easy To Use
Simple Interface

We plan submit our premarket notification to the FDA early 2023 and hope to launch our product Q3 2023. We will target three major areas that would benefit from better respiratory monitoring:

- Medical procedures where patient monitoring could be made safer by providing an earlier and more accurate alert for respiratory abnormalities.
- Respiratory disease management by analyzing the breathing patterns of patients and telling them when they should be getting help will help to improve the patient's quality of life.
- Breathing management in health, wellness, and fitness where feedback on the user's breathing can help improve their quality of life.

Makani Science is in the process of finalizing a licensing agreement with UC Irvine for the exclusive license to use their family of seven patents around the core sensor technology for monitoring breathing. Makani Science would be able to sublicense the technology, and payments and royalties would be made based on set milestones. UC Irvine would receive a small equity stake in Makani Science.

THE PROBLEM & OUR SOLUTION

Wireless Technology for Better Monitoring of Breathing

It only takes 4 minutes for brain damage to occur after you stop breathing; death is almost guaranteed after 10 minutes. This means every second counts when a patient stops breathing.


Current Standard Monitors Are Inadequate
PULSE OXIMETRY
lagging indicator
6% accurate (Prodigy Trial)
CAPNOGRAPHY
prone to motion artifacts
18% accurate (Prodigy Trial)

It is a shocking reality that in the clinical setting, a vital sign as important as respiration is often poorly monitored. Breath rate is a neglected vital sign, mostly because current monitors, such as pulse oximetry and capnography, are inconvenient, bulky, inaccurate, or have delayed response times (Source | Source | Source). This has been a contributing factor to repeated, potentially preventable, patient complications every year. Outside of the hospital, there are very few wearable technologies that can measure breathing accurately, making this a vital sign relatively untapped.



Makani Science novel sensor component

Due to the unique features of the Makani Science sensor technology – *novel, compact, postage-sized, and flexible* – shown above, the Makani Science monitoring system overcomes these deficiencies, allowing for direct monitoring of breathing in a more accurate, convenient, and comfortable way.

We believe that because of our unique sensor design and small form factor, the Makani Science Respiration Monitor has the potential to help improve the current state of the art in respiration monitoring and unlock breathing applications never before realized.





The animations above show the convenience of the Makani Science Respiration System, wireless and convenient. The product is still currently under development and is not yet available on the market.

THE MARKET & OUR TRACTION

Growing Demand and Promising Technology


Total Available Markets
$38.2B
CAGR: 7.2%
$21.6B
CAGR: 8.5%
$55.8B
CAGR: 15.4%
Anesthesia & Respiratory Devices
• Outpatient/ Dental Surgery
• Cosmetic
• Recovery Room
Respiratory Disease Management
• Asthma/COPD
• Sleep Apnea
• COVID-19
Wellness & Fitness
• Fitness
• Stress/Anxiety PTSD

Source / Source

Sedation

Our initial market will target procedures where patients are sedated, and their breathing may be at risk. Surprisingly, anesthesiologists are not always present to monitor these patients, and sadly, deaths have been repeatedly attributed to improper respiratory monitoring (Source).

For this application, we believe the Makani Science Respiration Monitor can improve the safety of the patients and function as an early alert system for breathing abnormalities. This global anesthesia and respiratory device market is predicted to reach $38.2 billion by 2023 (Source).

Disease Management

Another critical area where the Makani Science Respiration Monitor could disrupt the market is in the disease management sector. There are many diseases that affect our breathing such as COPD, asthma, sleep apnea, and more recently COVID – to name a few.

Responding quickly to changes in the patient's condition is essential for their health. **The Makani Science Respiration Monitor could potentially track and manage patient breathing, improving their quality of life.** The respiratory device for disease management market is predicted to reach $21.6 Billion by 2023 (Source).

Wellness and Mindfullness

In addition, the wellness, mindfulness, and fitness market have enormous potential for our sensor. As stress and anxiety increase in our society, we believe people will want to start managing their mental health through biofeedback and proper breathing control.

We believe our sensor, in conjunction with the right App, will be the perfect platform to provide information to the user on how well they are breathing to optimize stress reduction (Source | Source). The consumer health and wellness market is predicted to reach $55.8 Billion by 2023 (Source).


$115.6 Billion
TAM
Respiration Monitoring
and Disease Management

**The product is still currently under development and is not yet available on the market.*

Source / Source / Source

Total Market

Due to its differentiating features of being small, flexible, and comfortable, the Makani Science sensor is suitable for wear in clinical settings or home use and can be incorporated into other sensors as well. In total, the potential market for all targeted areas could be over $100 Billion in 2023!

Our Traction and Testimonials

Makani Science has also been accepted into well-known accelerators including Y-Combinator and MedTech Innovators.

Physicans We Have Talked To Are Embracing This Technology

"Accurate and intuitive, the Makani Respiratory Monitor could save your life."

— DENTAL ANESTHESIOLOGIST

"The deaths of Michael Jackson and Joan Rivers are well-known examples of terrible deaths that were a result of respiratory arrest while giving sedation. It's undoubtedly not a stretch of the imagination to say the Makani sensor would have been invaluable in preventing the above tragedies.

— ANESTHESIOLOGIST

**The above testimonials may not be representative of the opinions of other medical experts or the experiences of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Monitoring a Critical Life-Sustaining Vital Sign with Opportunity for Expansion


JOIN US AS WE
Raise The Standard Of Care For Respiration Monitoring

The product is still currently under development and is not yet available on the market.

Whether making sedated procedures safer, managing respiratory diseases, and potentially saving lives, the Makani Science Respiration Monitor can make a neglected vital sign more accessible to the world.

With numerous applications for our product, we are presented with an opportunity to tap into this large multi-billion dollar space and can elevate it to new levels with the Makani Science Respiration Monitor, while saving and improving patient lives.

Join the movement toward better breathing and better health and invest in Makani Science today.

ABOUT

HEADQUARTERS
5270 California Ave Ste 300
Irvine, CA 92617

VALUATION
$11.72M

After you stop breathing, it only takes 4 minutes for permanent brain damage to start. Surprisingly, this critical vital sign is poorly monitored, using bulky, wired systems based on technology conceived half a century ago. Makani Science's novel, compact, and wireless system is poised to bring breathing monitoring to new heights, making this neglected vital sign easier to measure, and unlocking a multi-billion-dollar market. We are currently pre-revenue, pre-FDA clearance and our product is in pre-production.

TEAM



Michael Chu
Co-Founder and CEO

Michael is one of the original founders of Makani Science. He completed his PhD at the University of California, Irvine, in Biomedical Engineering, where he co-authored over 10 peer-reviewed publications and is listed as an inventor on 3 patents. His research around wearable respiratory monitoring has been highlighted in various news and media outlets and serves as the foundational technology for Makani Science.

Michael has worked closely with the Makani Science team from day one to develop the Makani Science Respiratory Monitoring System. He has also actively participated in the business development side of the company, establishing partnerships for future collaborations and research opportunities.

Michael participated in Y-Combinator and MedTech Innovator as part of their 2021 summer cohort where he helped raised additional funding for the company. In Q4 of 2021, Michael was selected as the full time CEO for Makani Science.



Ray Chan
Board Chairman

Ray Chan is a prominent investor who has been recognized as one of Orange County Business Journal's most influential business leaders since 2017. Ray is the Managing Director of K5 Ventures and has been leading county-wide efforts to build the tech and startup ecosystem within Orange County. He is also an active member of Tech Coast Angels and an Investment Partner for their Angel Capital Entrepreneur Funds.

Ray has a 30+ year track record of successful business execution and of being a startup queen/kingmaker. Ray has personally made over 300 investments and is well-known for rewarding shareholders with exceptional financial returns.

As the co-founder of Koa Accel and Managing Director of the Koa Accel Venture Fund, Ray is excited to combine all of his expertise and passions to transform life-saving MedTech ideas into thriving commercial ventures.



Greg Buchert
Board Director

Greg Buchert, MD, MPH is the CEO of GSB Health Management Solutions, a consulting firm focused on innovative solutions to improve the health care delivery system. He has over 25 years of C-Suite experience in health plan leadership roles and leverages that in his roles as advisor to startup companies. He is the former President and CEO of Blue Shield of California's Promise Health Plan that serves over 500,000 Medicaid, Medicare and Dual Eligible members. He previously served as the Chief Executive Officer that launched Centene's first Medicaid Managed Care Plan in California and later as Chief Medical Officer of HealthNet after its acquisition by Centene.

Greg was a founding executive for CalOptima, a public managed care organization where he served as Chief Operating Officer and Medical Director. He began his professional career as a pioneer in Pediatric Emergency Medicine. His previous positions include work as a Principal Consultant with Health Management Associates, a national healthcare consulting firm. Greg started his career as a Pediatric Emergency Physician serving in leadership positions at two children's hospitals and as administrative director of a medical group.

He is a Fellow of the American College of Emergency Physicians and American Academy of Pediatrics. Greg has a passion for innovation, the expanded use of technology in healthcare, improving quality of care and heath equity.



Stephen Young
CFO (Chief Financial Officer)

Stephen has 25 years of extensive experience in financial operations management in the consumer packaged goods industry.

He has successfully built and led finance teams with Del Monte Foods and Safeway, Inc. His passion for building financial operations from the ground up has led him from his recent start-up experiences to KOA ACCEL. Stephen's expertise in economic analysis, strategic planning, and financial modeling has been instrumental to the successful launches of various new products domestically and internationally. He is also highly skilled in developing business processes, systems, and building financial/accounting infrastructure.

Stephen received his MBA degree from Southern Illinois University and both his B.S. degrees in Finance and Marketing from the University of Illinois at Urbana-Champaign



Arlene Bumb
Head of Marketing

Arlene is a senior executive with over 30 years of experience in medical/healthcare marketing, business development, and management. Her areas of expertise include new product development and commercial launch (US and OUS); strategic and tactical marketing, market research, and product management; and, external communications.

She has played an integral part in the growth of large established companies, such as Pfizer (Shiley), Medtronic, Beckman-Coulter, St. Jude Medical, Thermo-Fischer, and most recently Arlene has focused on building the identity, value and infrastructure of many start-ups including EP Dynamics, Reviticell, Pegasus Biologics, PhageTech, BioMedGPS, and TinyKicks. Her consulting company, Silvergleid and Associates, has performed market due diligence for IPOs and advised international companies on the suitability for US market entry.

Arlene holds a BS in Chemistry and Biology from Simmons College and MBA courses from Boston University.



Stephane Gobron
Head of Engineering

Stephane completed his Master of Plastic Engineering in France (INSA Strasbourg) before completing a second Master of Science in Chemical Engineering at Syracuse University (NY). To follow his interest in inventing new designs and products, he chose to work in the medical device industry, focusing on R&D and new product development. He is a highly accomplished medical device designer, with 31 device patents to his name spanning several medical fields of application: monitoring, ophthalmology, cardiology, implants, and minimally invasive endoscopic surgeries.

Stephane has been working in the medical device Industry for over 25 years; he started in large cap , high-volume corporations (Boston Scientific, Novartis) to gradually focus onto the start-up world and develop his entrepreneurial business sense. He held various technical positions of increasing responsibilities and oversaw the development of several devices from concept definition to FDA clearance and market launch. He transitioned into executive management almost 15 years ago: leading technical teams, interacting with agencies, and helping with Venture Capital fund raising.



Michelle Khine
Scientific Co-Founder & Director

Michelle Khine, Ph.D. is a Professor of Biomedical Engineering at UC Irvine. She is the founding Director of Faculty Innovation at the Samueli School of Engineering and founding Director of BioENGINE (BioEngineering Innovation and Entrepreneurship) at UC Irvine. Prior to joining UC Irvine in 2009, she was an Assistant & Founding Professor at UC Merced. Michelle received her BS and MS from UC Berkeley in Mechanical Engineering and her PhD in Bioengineering from UC Berkeley and UCSF. She is the Scientific Founder of 6 start-up companies. Michelle was the recipient of the TR35 Award and named one of Forbes '10 Revolutionaries' in 2009 and by Fast Company Magazine as one of the '100 Most Creative People in Business' in 2011. She was awarded the NIH New Innovator's Award, was named a finalist in the World Technology Awards for Materials, and was named by Marie-Claire magazine as 'Women on Top: Top Scientist'. She was named Innovator of the Year 2017 for the Samueli School of Engineering at UC Irvine. Michelle is a Fellow of AIMBE (American Institute of Medical and Biological Engineering, recognizing the top 2% of biomedical engineers nationally) and well as a Fellow of the National Academy of Inventors.



Anas Deiranieh
Engineer

Anas received his B.S. degree in Biomedical Engineering from the University of California, Irvine. During his time at the University, he did research in Dr. Michelle Khine's lab and developed a strong foundation in fabricating soft wearable electronics. After graduating, Anas joined Makani Science, where he spearheaded the protocol development and fabrication of the novel sensors used by the company. Anas also plays an instrumental role in the verification and validation testing of the Makani Science Respiratory Monitoring System.



Gracie Chan
Operations Coordinator

Gracie studied Business Management and Human Resources at Cal Poly Pomona. She is passionate about sustainability and social responsibility. While a student, she learned business management through various internships and campus involvements. She supports Makani Science by coordinating projects and programs. Gracie aids the team with resource, meeting, and information coordination. In addition, she helps oversee administrative and scheduling tasks.

TERMS

Makani Science

Overview

PRICE PER SHARE
$0.67

VALUATION
$11.72M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.91

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.61

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
14,925

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,843,283

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company :	**Makani Science Inc.**
Corporate Address :	**5270 California Ave Ste 300, Irvine, CA 92617**
Offering Minimum :	**$9,999.75**
Offering Maximum :	**$1,234,999.61**
Minimum Investment Amount (per investor) :	**$249.91**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**14,925**
Maximum Number of Shares Offered :	**1,843,283**
Price per Share :	**$0.67**

Pre-Money Valuation : $11,724,634.85

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing; provided, however, that the CEO's ability to exercise the foregoing powers shall be conditioned upon the unanimous approval of the Board of Directors of the Company. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family - First 7 days | 10% bonus shares

Super Early Bird - First 30 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 2% bonus shares

Tier 2 Perk — Invest $1000+ and receive 5% bonus shares

Tier 3 Perk — Invest $5,000+ and receive 10% bonus shares

Tier 4 Perk — Invest $10,000+ and receive 15% bonus shares

Tier 5 Perk — Invest $20,000+ and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Makani Science will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any Common Stock shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.67 / share, you will receive 110 shares, meaning you'll own 110 shares for $67. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

PRESS

NPJ

Respiration rate and volume measurements using wearable strain sensors

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Biomedical engineers develop wearable respiration monitor with children's toy

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The impact of poorly monitored respiration is very personal to me. In 2018, soon after giving birth to my son, Max, he was rushed to the neonatal ICU for a colapsed lung. Max was connected to so many monitors, and so I was glued to them too, seeking any signs of hope, and that's when a physician pointed out that none of them actually measured Max's breathing.

Although breathing is an essential part of life, you may be surprised to know that it's poorly monitored or not monitored at all in many medical situations. It's the neglected, vital sign. Why? Well, today's breathing monitors are inconvenient to use, bulky, and have inaccurate or delayed results limiting their use.

Makani Science is poised to change that. We've developed an easy to use sensor that can accurately and directly measure breathing, making this vital sign accessible for a wide range of uses. The Makani respiratory sensor easily, conveniently and accurately monitors respiration rate. wireless, wearable, and compact the size of a bandaid, it adheres to your chest and can transmit critical breathing information to any smart device. Makani's proprietary technology lies in this soft, hostage size sensor that makes the device compact, comfortable and wearable for convenient and accessible respiratory monitoring in both the clinical and personal setting.

The market opportunity is great. We'll start with monitoring sedated patients in a clinical setting to improve safety, then move to disease identification and management for patients with Covid, COPD, sleep apnea and asthma for better health. Next, we'll address the wellness market for stress, anxiety, and PTSD to improve quality of life.

Together, this represents a multi-billion dollar market. Physicians are embracing our technology in all of these settings. The deaths of Michael Jackson and Joan Rivers are well-known examples of terrible deaths that were the result of respiratory arrest while giving sedation. It is undoubtedly not a stretch of the imagination to say the Makani sensor would've been invaluable in preventing the above tragedies. For me, the critical question always is, is my patient breathing? Sadly, in the clinic or office-based setting, we lack the sophisticated monitors in the operating room. Furthermore, a trained anesthetist often is not there. Accurate and intuitive, the Makani respiratory monitor could save your life.

Our technology has the potential to elevate how we understand and utilize breathing. With the promise of becoming the new standard of care in the science of breathing. Makani intends to make this neglected and critical vital sign accessible to everyone by tapping into a multi-billion dollar opportunity. One day the Makani Science sensor could impact you or a loved one.

Please join our cause.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "MAKANI SCIENCE INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF FEBRUARY, A.D. 2022, AT 9:35 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6816122 8100
SR# 20220428913

Authentication: 202625006
Date: 02-10-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:35 AM 02/09/2022
FILED 09:35 AM 02/09/2022
SR 20220428913 - File Number 6816122

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MAKANI SCIENCE INC.,
a Delaware corporation

Makani Science Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

That pursuant to an Action by Unanimous Written Consent of the Directors of the Corporation, the Directors adopted resolutions setting forth proposed amendments of the Amended and Restated Certificate of Incorporation of the Corporation (the "Restated Certificate"), declaring said amendments to be advisable and authorizing the officers of the Corporation to present the proposed amendments to the stockholders of the Corporation for their consideration. To follow are the resolutions setting forth the proposed amendments:

NOW, THEREFORE, BE IT RESOLVED, that the first sentence of Article Fourth of the Restated Certificate be, and hereby is, amended and restated in full as set forth below:

"**FOURTH**: The total number of shares of classes of stock which the Corporation shall have authority to issue is (i) 20,439,440 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 7,689,440 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**")."

RESOLVED FURTHER, that Section B, paragraph 1 of Article Fourth of the Restated Certificate be, and hereby is, amended and restated in full as set forth below:

"B. PREFERRED STOCK

3,889,440 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. 3,800,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock are collectively referred to herein as the "**Series Seed Preferred Stock**." Unless otherwise indicated, references to "sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth."

That pursuant to the provisions of Section 228 of the Delaware General Corporation Law, the stockholders of the Corporation consented to the amendments.

That the amendments were duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the Delaware General Corporation Law.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Michael Chu, its Chief Executive Officer, this 9th day of February 2022.

MAKANI SCIENCE INC.

By: */s/ Michael Chu*
Michael Chu
Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MAKANI SCIENCE INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF NOVEMBER, A.D. 2020, AT 2:08 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE
DELAWARE 1793 1845

6816122 8100
SR# 20208471285

Authentication: 204156056
Date: 11-24-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:08 PM 11/23/2020
FILED 02:08 PM 11/23/2020
SR 20208471285 - File Number 6816122

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MAKANI SCIENCE INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Makani Science Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Makani Science Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 26, 2018 under the name Makani Science Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Makani Science Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of classes of stock which the Corporation shall have authority to issue is (i) 20,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 7,250,000 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or

decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

3,450,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. 3,800,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock are collectively referred to herein as the "**Series Seed Preferred Stock**." Unless otherwise indicated, references to "sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (Y) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (Z) multiplying such fraction by an amount equal to the Series Seed Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "**Series Seed Original Issue Price**" shall mean (a) with respect to the Series Seed-1 Preferred Stock, $0.2900 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock; and (b) with respect to the Series Seed-2 Preferred Stock, $0.0725 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares

of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (i) 1.25 multiplied by (ii) the Series Seed Original Issue Price applicable to such series, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all liquidation amounts required to be paid to the holders of shares of Series Seed Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series Seed Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under Sections 2.1 and 2.2 is hereinafter referred to as the "**Series Seed Liquidation Amount**."

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least sixty percent (60%) of the outstanding shares of Series Seed Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause, (ii) to require the redemption of such shares of Series Seed Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation (the "**Board of Directors**")), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the applicable Series Seed Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series Seed Preferred Stock pursuant to this Section 2.3.2(b). Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i) if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Series Seed Directors**"); the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"); and the holders of record of the Common Stock and the Series Seed Preferred Stock, voting together as a single class, shall be entitled to elect one (1) director. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class; provided, however, for administrative convenience the initial Series Seed Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of the Series Seed Preferred Stock. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any

directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2.

4. Optional Conversion.

The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to (a) with respect to the Series Seed-1 Preferred Stock, $0.2900 per share; and (b) with respect to the Series Seed-2 Preferred Stock, $0.0725 per share. Each such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a Redemption Notice (as defined below) of any shares of Series Seed Preferred Stock, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series Seed Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock

(or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the applicable series of Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3 Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of

shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series Seed Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series Seed Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued upon the conversion of any debenture, option, or other convertible security outstanding as of the date of issuance of the Series Seed Preferred Stock;

(iii) shares of Common Stock or Options issued to employees, officers or directors of, or consultants or advisors to, the Corporation pursuant to a plan, agreement or arrangement approved by the Board of Directors, including the approval of the Series Seed Director who has been designated by "TCA" (as such term is defined in that certain Voting Agreement of the Company, dated on or about November 24, 2020 (the "**TCA Director**");

(iv) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property

leasing transaction approved by the Board of Directors, including the approval of the TCA Director;

(v) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board, of Directors, including the approval of the TCA Director;

(vi) shares of Common Stock issued pursuant to a Qualified IPO;

(vii) shares of Common Stock, Options or Convertible Securities specified by vote or written consent of the holders of at least sixty percent (60%) of the outstanding shares of Series Seed-1 Preferred Stock;

(viii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(ix) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(x) shares of Series Seed Preferred Stock issued pursuant to that certain Series Seed Preferred Stock Purchase Agreement, dated on or about the date of this Amended and Restated Certificate of Incorporation, by and among the Corporation and the parties thereto.

4.4.2 No Adjustment of Series Seed Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but

without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing a Series Seed Conversion Price to an amount which exceeds the lower of (i) the applicable Series Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to a Series Seed Conversion Price pursuant to the terms of Section 4.4.4, such Series Seed Conversion Price shall be readjusted to such Series Seed Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable

to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to a Series Seed Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to a Series Seed Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to a Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than a Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to a Series Seed Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, such Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of

the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Stock, each Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, each Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event each Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Series Seed Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, each Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter each Series Seed Conversion Price shall be adjusted pursuant to this section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other

property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of the applicable series of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of each Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of a Series Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the applicable Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on

which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon the first to occur of either (a) the closing of the sale of shares of Common Stock to the public at a price per share of at least three (3) times the Series Seed Original Issue Price for the Series Seed-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors (a "**Qualified IPO**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such

converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. Redemption.

6.1 General. Subject to the occurrence of the Redemption Trigger Event (as defined below), and unless prohibited by Delaware law governing distributions to stockholders, shares of Series Seed Preferred Stock shall be redeemed by the Corporation at a price per share equal to (i) 1.25 multiplied by (ii) the applicable Series Seed Original Issue Price (the "**Redemption Price**"), in three (3) annual installments commencing not more than sixty (60) days after receipt by the Corporation at any time on or after the fifth anniversary of November 1, 2025 from the Requisite Holders of written notice requesting redemption of all shares of Series Seed Preferred Stock (the "**Redemption Request**"). Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. The date of each such installment provided in the Redemption Notice shall be referred to as a "**Redemption Date**." On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Series Seed Preferred Stock owned by each holder, that number of outstanding shares of Series Seed Preferred Stock determined by dividing (i) the total number of shares of Series Seed Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series Seed Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. For purposes hereof, the "**Redemption Trigger Event**" shall mean either (i) the Company's failure to achieve at least 80% of its budgeted 5 year financial revenue projections as determined by the Board of Directors (including the TCA Director) at its first meeting following the filing date of this Restated Certificate of Incorporation, or (ii) the Company's decision to materially alter or change the nature of its business, in each case, the occurrence of such Redemption Trigger Event to be determined in good faith by the Board of Directors (including the TCA Director).

6.2 Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of record of Series Seed Preferred Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(a) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and

(d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

6.3 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in

certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable in the form of a promissory note under standard and customary conditions to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series Seed Preferred Stock shall promptly be issued to such holder.

6.4 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7. Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

8. Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Series Seed Preferred Stock are entitled to elect a Series Seed Director, the affirmative vote the applicable Series Seed Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Investors' Rights Agreement, dated on or about November 1, 2020, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or

interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23rd day of November, 2020.

By: /s/ Francis Duhay
Francis Duhay, President and Chief Executive Officer

EXHIBIT G TO FORM C

TTW Materials

Nov 17, 2022

Makani Science StartEngine Crowdfunding:

Makani has engaged StartEngine to raise additional funds via an equity crowdfund campaign to bridge the company's cash needs between submission of 510k and the start of commercialization. More information on StartEngine can be found through their website here (link).

Funds will be raised under SEC Regulation Crowdfunding. The full terms of this offering will be available once we launch on with StartEngine. Investors may qualify for bonuses if they invest early or based on their investment amount.

We are currently looking to gauge interest from investors in this offer. Per SEC regulations:

- No money or other consideration is being solicited, and if sent in response, will not be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
- A person's indication of interest includes no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

We will keep everyone updated on any progress. If you have any questions, please do not hesitate to contact myself (michael@makaniscience.com), Stephen (stephen@makaniscience.com), or schedule through Calendly (link).